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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           SYNTHETIC INDUSTRIES, L.P.
                           (Name of Subject Company)

                               SI MANAGEMENT L.P.
                       (Name of Person Filing Statement)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                   800 UNITS
                    ((CUSIP) Number of Class of Securities)

                                 LEONARD CHILL
                               SI MANAGEMENT L.P.
                               309 LAFAYETTE ROAD
                           CHICAMAUGA, GEORGIA 30707
                                 (706) 375-3121
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                                    Copy to:

                                 MARK ZVONKOVIC
                                KING & SPALDING
                          1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 556-2100

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject partnership is Synthetic Industries, L.P., a Delaware limited partnership (the "Partnership"), and the address of its principal executive offices is 309 LaFayette Road, Chicamauga, Georgia 30707. The title of the equity securities to which this Solicitation/Recommendation Statement (the "Statement") relates is the units of limited partnership in the Partnership (the "Units").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, filed May 4, 1999 (the "Schedule 14D-1"), of Mercer Acquisition LLC, a Washington limited liability company (the "Purchaser"), to purchase up to 40 of the Units at $50,000 per Unit (the "Offer Price"), without interest, less (i) transfer fees in the amount of $3,750 per Unit, and (ii) the amount of any cash distributions declared or paid, including any cash return of capital, if any, with respect to the Units after May 4, 1999, upon the terms and subject to the conditions set forth in the Offer to Purchase filed May 4, 1999 and in the related Agreement of Sale, as each may be supplemented or amended from time to time. The offices of the Purchaser are located at 425 Pike Street, Suite 600, Seattle Washington 98101.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The person filing this statement is SI Management L.P., a Delaware limited partnership and the general partner of the Partnership (the "General Partner"), and the business address of the General Partner is 309 LaFayette Road, Chicamauga, Georgia 30707.

     (b) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Partnership or its affiliates and the Partnership, its executive officers or affiliates:

     The Partnership mailed to every holder of Units a Notice of Settlement of Class, Derivative, and Double Derivative Actions (the "Notice") on April 19, 1999. The Notice was mailed to such holders to inform them of the preliminary approval by the United States District Court for the Northern District of California (the "Court") of the settlement of two lawsuits (collectively, the "Pending Settlement") concerning the Partnership and Synthetic Industries, Inc. (the "Company").

     On April 16, 1999, preliminary approval of the Pending Settlement was granted by the Court. The Pending Settlement will not become final until after the Court holds a hearing at which limited partners will be given an opportunity to object to the terms of the settlement. If, after the hearing, final approval of the Pending Settlement is granted by the Court, the General Partner will resign and a liquidating trustee will be appointed for the Partnership, and an independent committee of the Company's Board of Directors will commence a six-month sales process during which the independent committee, with the help of a financial advisor, will seek offers from qualified buyers to purchase the Company. The primary objective of the sales process is to maximize value for the Company's stockholders, including the Partnership. If an acceptable offer to acquire the Company is not received during the sales process, the Partnership will be liquidated and its shares of the Company's common stock will be distributed in an orderly fashion (after satisfaction of the Partnership's liabilities). The Pending Settlement is not an admission by the General Partner, the Partnership or the Company of any liability or wrongdoing. A full explanation of the terms and conditions of the Pending Settlement and its effect upon such holders is set forth in the Notice.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     The General Partner takes no position with respect to the Offer. The General Partner is not making a recommendation because the General Partner believes that each limited partner should review independently the Pending Settlement to evaluate the circumstances under which the potential consideration to be received by such limited partner from the proposed sale of the Company pursuant to the Pending Settlement may exceed the Offer Price. In that regard, the General Partner notes that the Offer Price for a Unit is substantially less than the value of the common shares (as currently listed on the Nasdaq National Market) allocable to such Unit. The General Partner can not predict whether the Pending Settlement will receive final approval from the Court or, if approved, whether a sale of the Company will occur.

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     Under Section 9(b) of the Partnership's Amended and Restated Limited
Partnership Agreement, dated as of November 11, 1986, by and among the General Partner and the Limited Partners, as amended, all transfers of Units require the written consent of the General Partner, which consent may be withheld in the complete discretion of the General Partner. The General Partner will not approve the transfer of any of the Units until the Court has granted final approval of the Pending Settlement as set forth in the Notice. Any limited partner that wishes to accept the Offer and transfer its Units must acknowledge to the General Partner that it has reviewed the Pending Settlement as set forth in the Notice.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Neither the General Partner nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the limited partners of the Partnership on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Units have been effected in the past 60 days by the General Partner or any affiliate or subsidiary of the General Partner, or, to the best knowledge of the General Partner, by any executive officer or [representative] of the General Partner.

     (b) To the best knowledge of the General Partner, the General Partner does not know whether the persons described in Item 6(a) intend to tender, pursuant to the Offer, their Units to the Purchaser or to hold their Units being sought by the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Not applicable.

     (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     No additional information is being furnished.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

(a)           -- None.
(b)           -- None.
(c)           -- Notice of Settlement of Class, Derivative, and Double
                 Derivative Actions.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Date: May 20, 1999

                                                   /s/ LEONARD CHILL

                                          --------------------------------------
                                          By: Synthetic Management G.P.,
                                                    general partner

                                          By: Chill Investments, Inc.,
                                                    managing general partner

                                          By: Leonard Chill
                                            President
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                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          (a)            -- None.
          (b)            -- None.
          (c)            -- Notice of Settlement of Class, Derivative, and Double
                            Derivative Actions.